15049624

AB 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2015 Washington DC

SEC FILE NUMBER
8- 69080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strom Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Davis St, Unit 906
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth G. Strom — (847) 563-8410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenck SC
(Name – *if individual, state last, first, middle name*)

11414 W. Park Place, Suite 200	Milwaukee	WI	53224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Kenneth G. Strom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strom Financial Partners, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) SEC Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAR

WASH. D.C. 201 SECTI

ƽTROM FINANCIAL PARTNERS, INC.

SEC 8-69080

Financial Statements

December 31, 2014

Together With Independent Auditors' Report

Schenck SC

CPAs AND SO MUCH MORE.

STROM FINANCIAL PARTNERS, INC.

SEC 8-69080

Financial Statements

December 31, 2014

Together With Independent Auditors' Report

STROM FINANCIAL PARTNERS, INC.

CONTENTS

Schenck SC

CPAs AND SO MUCH MORE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Strom Financial Partners, Inc.
Evanston, Illinois

We have audited the accompanying financial statements of Strom Financial Partners, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Strom Financial Partners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Strom Financial Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Strom Financial Partners, Inc.'s financial statements. The supplemental information is the responsibility of Strom Financial Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schenck SC

Certified Public Accountants

Milwaukee, Wisconsin
February 26, 2015

STROM FINANCIAL PARTNERS, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash		$ 40,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		$ -
Stockholder's equity		
Common stock, $50 par value:		
Authorized, 5,000 shares		
Issued and outstanding, 100 shares	$ 5,000	
Additional paid-in capital	35,000	
Total stockholder's equity		40,000
		$ 40,000

See notes to financial statements.

STROM FINANCIAL PARTNERS, INC.

Statement of Operations
Years ended December 31, 2014

Revenues	$ -
Expenses	-
	$ -

See notes to financial statements.

STROM FINANCIAL PARTNERS, INC.

Statement of Changes in Stockholder's Equity
Years ended December 31, 2014

	Shares	Common Stock	Additional Paid-In Capital	Total
Balance, January 1, 2014	100	$ 5,000	$ 35,000	$ 40,000
Activity for 2014	-	-	-	-
Balance, December 31, 2014	100	$ 5,000	$ 35,000	$ 40,000

See notes to financial statements.

STROM FINANCIAL PARTNERS, INC.

Statement of Cash Flows
Years ended December 31, 2014

Operating activities	
Net cash provided by operating activities	$ -
Investing activities	
Net cash provided by investing activities	-
Financing activities	
Net cash provided by financing activities	-
Cash	
Net change	-
Beginning of year	40,000
End of year	$ 40,000

See notes to financial statements.

Notes to Financial Statements
December 31, 2014

Note 1 - Nature of business and significant accounting policies

A. Nature of business

Strom Financial Partners, Inc. (Company) is a broker and dealer in securities located in Evanston, Illinois and is considered to be an introducing broker. The Company intends to commence operations in 2015 and clear all securities transactions through Southwest Securities, Inc. (SWS). SWS also will hold and maintain all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 26, 2015, the date which the financial statements were available to be issued.

C. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and state statutes. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

The Company follows the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.

Penalties and interest assessed by income taxing authorities are included in other expenses. The Company had no interest and penalties related to income taxes for the year ended December 31, 2014. The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $40,000, which was $35,000 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

SUPPLEMENTARY INFORMATION

Schedule I

STROM FINANCIAL PARTNERS, INC.
Computation of Net Capital
December 31, 2014

Net capital	
Total ownership equity, as reported on statement of financial condition	$ 40,000
Total adjustments	-
Net capital	$ 40,000
Basic net capital requirement	
Net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 35,000
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$ -
Less deposits in special reserve bank accounts	-
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0.00%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

Schedule II

STROM FINANCIAL PARTNERS, INC.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2014

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions will be cleared through another broker-dealer on a fully disclosed basis.

STROM FINANCIAL PARTNERS, INC.
Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2014

The Company is claiming an exemption from the Information for Possession or Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions will be cleared through another broker-dealer on a fully disclosed basis.